SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  ----------

                                SCHEDULE 13D/A
                                (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 3)*

                                  ----------

                        Centennial Communications Corp.
                               (Name of Issuer)

                         Common Stock, $0.01 par value

                        (Title of Class of Securities)

                                   15133V208

                                (CUSIP Number)

                                  ----------

                              Robert L. Friedman
                  Blackstone Management Associates III L.L.C.
                                345 Park Avenue
                           New York, New York 10154
                                (212) 836-9805

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  ----------

                                 July 31, 2006

            (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

               Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.ss. 240.13d-7 for other parties to whom copies are to be sent.

                        (Continued on following pages)

                             (Page 1 of 12 Pages)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not bee deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.:  15133V208                13D                 (Page 2 of 12 Pages)
---------------------                                    --------------------

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        Blackstone CCC Capital Partners L.P.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS (See Instructions)

        OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF             20,026,470

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                        0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING             20,026,470

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                        0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        20,026,470

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        19.0%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON

        PN

________________________________________________________________________________

CUSIP No.:  15133V208                13D                 (Page 3 of 12 Pages)
---------------------                                    --------------------

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        Blackstone CCC Offshore Capital Partners L.P.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS (See Instructions)

        OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Cayman Islands

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF             3,635,247

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                        0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING             3,635,247

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                        0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        3,635,247

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        3.5%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON

        PN

________________________________________________________________________________

CUSIP No.:  15133V208                13D                 (Page 4 of 12 Pages)
---------------------                                    --------------------

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        Blackstone Family Investment Partnership III L.P.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS (See Instructions)

        OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF             1,510,326

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                        0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING             1,510,326

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                        0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,510,326

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        1.4%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON

        PN

________________________________________________________________________________

CUSIP No.:  15133V208                13D                 (Page 5 of 12 Pages)
---------------------                                    --------------------

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        Blackstone Management Associates III L.L.C.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS (See Instructions)

        OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF             25,172,043

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                        0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING             25,172,043

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                        0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        25,172,043

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        23.9%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON

        OO

________________________________________________________________________________

CUSIP No.:  15133V208                13D                 (Page 6 of 12 Pages)
---------------------                                    --------------------

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        Peter G. Peterson

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS (See Instructions)

        OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

        United States

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF             25,172,043

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                        0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING             25,172,043

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                        0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        25,172,043*

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        23.9%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON

        IN

________________________________________________________________________________

* Peter G. Peterson expressly disclaims beneficial ownership of the shares of Centennial Communications Corp. beneficially owned by Blackstone CCC Capital Partners L.P., Blackstone CCC Offshore Capital Partners L.P., Blackstone Family Investment Partnership III L.P., Blackstone Management Associates III L.L.C. and Stephen A. Schwarzman.

CUSIP No.:  15133V208                13D                 (Page 7 of 12 Pages)
---------------------                                    --------------------

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        Stephen A. Schwarzman

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS (See Instructions)

        OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

        United States

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF             25,172,043

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                        0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING             25,172,043

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                        0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        25,172,043*

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        23.9%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON

        IN

________________________________________________________________________________


* Stephen A. Schwarzman expressly disclaims beneficial ownership of the shares of Centennial Communications Corp. beneficially owned by Blackstone CCC Capital Partners L.P., Blackstone CCC Offshore Capital Partners L.P., Blackstone Family Investment Partnership III L.P., Blackstone Management Associates III L.L.C. and Peter G. Peterson.

                                                           Page 8 of 12 Pages

          This Amendment No. 3 (this "Amendment") further amends and supplements the Statement on Schedule 13D (the "Schedule 13D"), filed on January 19, 1999, and amended by Amendment No. 1 thereto filed on September 17, 2003 and Amendment No. 2 thereto filed on November 12, 2003, relating to the shares of common stock, par value $0.01 per share (the "Common Stock"), of Centennial Communications Corp., a Delaware corporation (the "Company"), by Blackstone CCC Capital Partners L.P., a Delaware limited partnership ("BCP CCC"), Blackstone CCC Offshore Capital Partners L.P., a Cayman Islands exempted limited partnership ("BCP CCC Offshore"), Blackstone Family Investment Partnership III L.P., a Delaware limited partnership ("BFIP III" and together with BCP CCC and BCP CCC Offshore, the "Blackstone Partnerships"), Blackstone Management Associates III L.L.C., a Delaware limited liability company ("BMA III"), Mr. Peter G. Peterson and Mr. Stephen
A. Schwarzman (the foregoing, collectively, the "Reporting Persons"). This Amendment is being filed to update the Schedule 13D in light of certain recent events. Capitalized terms used and not defined in this Amendment have the meanings set forth in the Schedule 13D.

ITEM 1.  SECURITY AND ISSUER

          Item 1 is hereby amended and supplemented by deleting it in its entirety and replacing it with the following:

          This Statement on Schedule 13D relates to the Common Stock, par value $.01 per share ("Common Stock"), of Centennial Cellular Corp., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 3349 Route 138, Wall, New Jersey 07719.

ITEM 4.  PURPOSE OF THE TRANSACTION

          Item 4 is hereby amended and supplemented to add the following information immediately prior to the last paragraph thereof:

          On July 24, 2006, the Equity Investors and the Company entered into Amendment No. 2 to the First Amended and Restated Stockholders Agreement (the "Second Stockholders Agreement Amendment"). The Second Stockholders Agreement Amendment further amends the First Amended and Restated Stockholders Agreement, dated as of January 20, 1999, by providing, among other things, that the Equity Investors would vote, at each annual or special stockholders meeting called to elect the directors, and whenever the stockholders of the Company act by written consent with respect to the election of the directors, (i) for the election of the Chief Executive Officer of the Company and (ii) for the election of three outside, independent directors. In addition, the Second Stockholders Agreement Amendment provides that (i) the Company's Compensation Committee shall consist of three directors, two of which shall be designees of WCAS Parties (if any) and one of which shall be the designee of the Blackstone Partnerships (if any), (ii) the Company's Audit Committee shall consist of at least three directors, all of whom shall be directors who qualify under the rules of the Nasdaq Global Select Market applicable to audit committee members and (iii) the Company's other committees shall consist of at least three directors, at least two of which shall be designees of the WCAS Parties (if any) and one of which shall be a designee of the Blackstone Partnerships (if any).

          On July 24, 2006, the Equity Investors and the Company also entered into the Second Amended and Restated Registration Rights Agreement (the "Second Amended and Restated Registration Rights Agreement"), pursuant to which the Equity Investors modified certain rights that they have related to the registration of Common Stock under the Securities Act of 1933, as amended.

                                                           Page 9 of 12 Pages

          The descriptions of the Second Stockholders Agreement
Amendment and the Second Amended and Restated Registration Rights Agreement are qualified in their entirety by reference to the actual terms of the Second Stockholders Agreement Amendment and the Second Amended and Restated Registration Rights Agreement, each of which is incorporated herein by reference to Exhibits 4.1 and 4.2 to the Form S-3 filed by the Company on July 26, 2006.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

          Items 5(a) and (b) are hereby amended and supplemented as follows:

          (a) and (b), the Blackstone Partnerships beneficially own 25,172,043 shares of common stock of Centennial or 23.9% of the shares of Centennial's outstanding common stock. The Blackstone Partnerships beneficially own these shares as follows:

-------------------------------------------------------------------------------
                           Shares of Common Stock     Percentage of Class of
                                                          Common Stock
-------------------------------------------------------------------------------
          BCP CCC               20,026,470                   19.0%
-------------------------------------------------------------------------------
       BCP CCC Offshore          3,635,247                    3.5%
-------------------------------------------------------------------------------
          BFIP III               1,510,326                    1.4%
-------------------------------------------------------------------------------

          The Blackstone Partnerships, acting through their sole general partner BMA III have the sole power to vote or direct the vote of, and to dispose or to direct the disposition of, the common stock respectively owned by them. As a result, BMA III may be deemed to beneficially own the shares of common stock directly owned by the respective Blackstone Partnerships of which it is the general partner. The Founding Members of BMA III have shared power to vote or to direct the vote of, and to dispose or to direct the disposition of, the shares of common stock that may be deemed to be beneficially owned by BMA III. As a result, each of such Founding Members may be deemed to beneficially own the shares of common stock that BMA III may be deemed to beneficially own. The Founding Members disclaim beneficial ownership of such shares.

          Item 5(c) is hereby amended as follows:

          (c) None of the Reporting Persons has beneficial ownership of, or has engaged in any transaction during the past 60 days in, any shares of the Common Stock, except as disclosed in this Schedule 13D.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          Item 6 is hereby amended and supplemented to add the following information immediately prior to the last paragraph thereof:

          On July 24, 2006, the Stockholders Agreement and the Registration Rights Agreement were amended as discussed in Item 4 above, which is incorporated by reference herein.

                                                           Page 10 of 12 Pages

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

                Item 7 is hereby amended and supplemented as follows:

         9.     Amendment No. 2, dated as of July 24, 2006, to First
                Amended and Restated Stockholders Agreement, dated as of January 20, 1999, among Centennial Communications Corp., Welsh, Carson, Anderson & Stowe VII, L.P., Welsh, Carson, Anderson & Stowe VIII, L.P., WCAS Capital Partners III, L.P., WCAS Information Partners, L.P., Blackstone CCC Capital Partners, L.P., Blackstone CCC Offshore Capital Partners L.P., Blackstone Family Investment Partnership III, L.P. and certain other individuals (incorporated by reference to Exhibit 4.1 of the Form S-3 filed by the Company on July 26, 2006).

         10. Second Amended and Restated Registration Rights Agreement, dated as of July 24, 2006, among Centennial Communications Corp., Welsh, Carson, Anderson & Stowe VII, L.P., Welsh, Carson, Anderson & Stowe VIII, L.P., WCAS Capital Partners III, L.P., WCAS Information Partners, L.P., Blackstone CCC Capital Partners, L.P., Blackstone CCC Offshore Capital Partners L.P., Blackstone Family Investment Partnership III, L.P. and certain other individuals (incorporated by reference to Exhibit 4.2 of the Form S-3 filed by the Company on July 26, 2006).

                                                           Page 11 of 12 Pages


                                   SIGNATURE

                  After due inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

July 31, 2006

                              BLACKSTONE CCC CAPITAL PARTNERS L.P.


                              By: Blackstone Management Associates III L.L.C., its general partner

                                   By: /s/ Robert L. Friedman
                                      ----------------------------------------
                                      Name:  Robert L. Friedman
                                      Title: Member



                              BLACKSTONE CCC OFFSHORE CAPITAL PARTNERS L.P.


                              By: Blackstone Management Associates III L.L.C., its general partner

                                   By: /s/ Robert L. Friedman
                                      ----------------------------------------
                                      Name:  Robert L. Friedman
                                      Title: Member


                              BLACKSTONE FAMILY INVESTMENT PARTNERSHIP III L.P.


                              By: Blackstone Management Associates III L.L.C., its general partner

                                   By: /s/ Robert L. Friedman
                                      ----------------------------------------
                                      Name:  Robert L. Friedman
                                      Title: Member

                                                           Page 12 of 12 Pages


                              BLACKSTONE MANAGEMENT ASSOCIATES III L.L.C.


                              By: /s/ Robert L. Friedman
                                 ---------------------------------------------
                                 Name:  Robert L. Friedman
                                 Title: Member


                              PETER G. PETERSON


                              By: /s/ Peter G. Peterson
                                 -----------------------------



                              STEPHEN A. SCHWARZMAN


                              By: /s/ Stephen A. Schwarzman
                                 ------------------------------